EXHIBIT 5

                   [ON DAMEN FINANCIAL CORPORATION LETTERHEAD]

   VIA FACSIMILE AND FEDERAL EXPRESS

   December 23, 1997

   John M. Klimek, Esq.
   Fishman, Merrick, Miller, Genelly,
     Springer, Klimek & Anderson, P.C.
   90 North LaSalle Street
   Suite 3500
   Chicago, IL 60602

   Dear Mr. Klimek:

   This letter is in response to your request for clarification as to why Damen Financial Corporation (the "Company") cannot accept your client's nominations for election as directors or permit your client to present his proposal at the Company's upcoming Annual Meeting of Stockholders (the "Meeting"). Under Article I, Section 6 of the Company's Bylaws, the Company cannot accept the nominations or allow the presentation of the proposal because the Company's records do not reflect that your client is a stockholder entitled to vote at the Meeting and because your client's address does not appear in the Company's record of stockholders. The notice of the nominations is also defective under the Bylaws because it does not include all information relating to each nominee that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required under Regulation 14A under the Securities Exchange Act of 1934, as amended. Finally, we are not inclined to accept the shareholder proposal since it is substantially duplicative of another shareholder proposal which is included in the Company's proxy statement and which will be presented at the Meeting.

   Sincerely,

   /s/ Janine M. Poronsky

   Janine M. Poronsky
   Vice President and Secretary

   JMP/mc